As filed with the Securities and Exchange Commission on July 30, 2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939

                                 Multicanal S.A.
                               (Name of Applicant)

                                   Avalos 2057
                               (1431) Buenos Aires
                                    Argentina
                    (Address of principal executive offices)

           Securities to be Issued Under the Indenture to be Qualified

        Title of Class                                   Amount

7-Year Notes                                      Up to US$143 million

10-Year Notes                                     Up to US$80.3 million


Approximate date of proposed public offering: Following the final confirmation by a competent Argentine appellate court of the debt restructuring plan (Acuerdo Preventivo Extrajudicial) submitted by Multicanal S.A. on December 16, 2003 pursuant to Chapter VII, Title II of Law No. 24,522, as amended (the "Argentine Insolvency Law"), and grant of relief sought by the Company's Board of Directors under Section 304 of the U.S. Bankruptcy Code, presently anticipated to occur (if it does) in or about September 2004.

                     Name and address of agent for service:

                                 CT Corporation
                                111 Eighth Avenue
                               New York, NY 10011

                                 with copies to:

                             Andres de la Cruz, Esq.
                              Neue Mainzer Str. 52
                           Frankfurt-am-Main, Germany
                                 49 (69) 971030

Multicanal S.A. (the "Company") hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

                                     GENERAL

1.       General Information.

         (a) Form of organization: Corporation (sociedad anonima).

         (b) State or other sovereign power under the laws of which organized:
             Republic of Argentina.

2.       Securities Act exemption applicable.

         As soon as is practicable following final court confirmation of the Acuerdo Preventivo Extrajudicial and grant of relief sought by the Company's Board of Directors under Section 304 of the U.S. Bankruptcy Code, the Company proposes to issue 7-Year Fixed Rate Notes (the "7-Year Fixed Rate Notes"), 7-Year Floating Rate Notes (the "7-Year FRNs"; together with the 7-Year Fixed Rate Notes, the "7-Year Notes"), and 10 Year Step-Up Notes (the "10-Year Notes"; together with the 7-Year Notes, the "New Notes"), which are the subject of this application, to holders of the Company's outstanding 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series
         C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes") that did not consent to the Company's pre-packaged debt restructuring plan on or prior to December 12, 2003 ("non-consenting Creditors"). The New Notes will be issued pursuant to the Company's pre-package debt restructuring plan, which is governed by Argentine law, in the manner confirmed by the Argentine Courts. Under the terms of the Company's debt restructuring plan, as promptly as practicable after final approval of the restructuring plan by an Argentine appellate court, non-consenting Creditors will be granted a 30-day period to elect among the three restructuring options contemplated in the plan, which include the New Notes. This election period was mandated by the Argentine court of first instance reviewing the plan in its ruling confirming the plan, dated April 14, 2004. Following such period, Existing Notes held by non-consenting Creditors will be cancelled and the holders of those notes will be entitled to receive New Notes in exchange for their Existing Notes in the manner contemplated by the Argentine court's decision confirming the restructuring plan (the "Court-Ordered Exchange"). The Company believes that the issuance of New Notes to such persons will be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") under Regulation S under the Securities Act and, to the extent that the issuance of New Notes to such persons does not qualify for the safe harbor of Regulation S under the Securities Act, the Company believes such securities will be exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

         From February 7, 2003 to December 12, 2003, the Company solicited consents (the "2003 Solicitation") to its restructuring plan from holders of its unsecured financial debt who had represented in writing to the Company that such holders were (1) not a "U.S. Person" as defined in Regulation S under the Securities Act, (2) not a person in the "United States" as defined in Regulation S under the Securities Act, (3) a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States holding a discretionary account or similar account (other than an estate or trust) for the benefit or account of a non-"U.S. person" as defined in Regulation S under the Securities Act, or (4) a "Qualified Institutional Buyer" as defined in Rule 144A under the Securities Act. The new securities offered in the 2003 Solicitation included the Company's New Notes. Holders of U.S.$342,625,828 of the Company's unsecured financial debt (including holders of Existing Notes) agreed by December 12, 2003 to tender their debt either for cash or in exchange for new securities to be issued by the Company upon final court approval of the Company's restructuring plan. The Company filed its Acuerdo Preventivo Extrajudicial agreement with an Argentine court on December 16, 2003. The Company believes the offering of new securities in the 2003 Solicitation was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act.

         J.P. Morgan Securities, Inc. acted as dealer manager in the 2003 Solicitation. The dealer manager contacted holders of the Company's unsecured financial debt who had made the written representations described above in order to provide them with information in connection with the 2003 Solicitation. The Company agreed to reimburse the dealer manager's expenses in the 2003 Solicitation and pay the dealer manager a monthly fee, and a fee (based on an estimate of the principal amount of the Company's unsecured financial debt held by holders eligible to participate in the 2003 Solicitation) if the transactions contemplated in the Company's restructuring plan are consummated. No remuneration has been or will be paid directly or indirectly to any person for the solicitation of holders who could receive New Notes in the Court-Ordered Exchange in reliance on the exemption in Section 3(a)(9) of the Securities Act and such holders were not and will not be solicited.

         Holders of the Company's unsecured financial debt are not required to make any payment in connection with the restructuring plan.

                                  AFFILIATIONS

3.       Affiliates.

         (a) Set forth below is a list of all direct and indirect subsidiaries of the Company:


                                                                        Voting
                                                           Ownership  Power Held
                                                          Interest as    as of
                                            Country of     of March     March
           Subsidiary                      Incorporation    31, 2004   31, 2004
          ------------                     -------------   ----------  ---------
AVC Continente Audiovisual S.A..........     Argentina        90%         90%
CV Berazategui S.A......................     Argentina        70%         70%
Delta Cable S.A.........................     Argentina        84%         84%
San Lorenzo TV Cable S.A................     Argentina        100%        100%
TV Cable San Francisco S.A..............     Argentina        100%        100%
Telesur Teledifusora Rio Cuarto S.A.....     Argentina        100%        100%
Televisora Privada del Oeste S.A........     Argentina        51%         51%
La Capital Cable S.A....................     Argentina        50%         50%
Chaco Cable Color S.R.L.................     Argentina        100%        100%
Teledifusora San Miguel Arcangel S.A....     Argentina       50.1%       50.1%
Tevemundo S.A...........................     Argentina        100%        100%
Cable Imagen S.R.L......................     Argentina        100%        100%
Television Dirigida S.A.E.C.A...........     Paraguay        89.39%      89.39%
Cablevision Communicaciones S.A.E.C.A...     Paraguay        89.81%      89.81%
Tres Arroyos Televisora Color S.A.......     Argentina       71.06%      71.06%
Wolves Television S.A...................     Argentina        100%        100%
Adesol S.A..............................     Uruguay          100%        100%
Cable Video Sociedad Anonima............     Argentina        100%        100%
Pem S.A.................................     Argentina        100%        100%
Dorrego Television S.A..................     Argentina        100%        100%
Cable Video Sur S.R.L...................     Argentina        100%        100%


     (b) See Item 4 for "Directors and Executive Officers" of the Company. No directors or officers own voting securities.

     (c) See Item 5 for "Principal Owners of Voting Securities" of the Company as of the date hereof and as expected upon consummation of the restructuring plan. Grupo Clarin S.A. owns, directly or indirectly, and controls 100% of the Company's stock and is therefore an "affiliate" of the Company by virtue of its stock ownership.

                             MANAGEMENT AND CONTROL

4.       Directors and Executive Officers.

         (a) Current Directors and Executive Officers. The following table sets forth the names of, and offices held by, all current directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939) of the Company. The mailing address of each of the directors and executive officers is c/o Multicanal S.A., Avalos 2057, (1431) Buenos Aires, Argentina.

         Name                                Title
         ----                                -----
         Saturnino L. Herrero Mitjans....... President of the Board
         Alejandro Alberto Urricelqui....... Director of Multicanal and
                                             Alternate President of the Board
         Ignacio Jorge Rosner............... Director of Multicanal
         Jorge Carlos Rendo................. Director of Multicanal
         Ignacio Rolando Driollet........... Director of Multicanal
         Horacio Eduardo Quiros............. Director of Multicanal
         Carlos Alberto Moltini............. Chief Executive Officer
         Adrian Jorge Meszaros.............. Chief Financial and Administrative
                                             Officer
         Antonio Jose Alvarez............... Programming Manager

5.       Principal owners of voting securities.

         (a) Voting Securities as of the date of this application.

         Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of the date of this application:


            Name and Complete               Title of                           Percentage of Voting
             Mailing Address              Class Owned           Amount Owned       Securities Owned

         ------------------------------------------------------------------------------------------
         Grupo Clarin S.A.         Class A shares of common     202,963,617         54.6137%
         Piedras 1743              stock ("Class A shares")
         Buenos Aires C1140ABK
         Argentina
         ------------------------------------------------------------------------------------------
         Grupo Clarin S.A.         Class B shares of common     168,671,486*        45.3863%
                                   stock ("Class B shares")
         ------------------------------------------------------------------------------------------

         * Grupo Clarin S.A. holdings listed include 118,150,382 Class B shares held by Arte Grafico Editorial Argentino S.A., a sociedad anomina wholly-owned by Grupo Clarin S.A.

         (b) Voting Securities as of the Effective Date.

         Pursuant to the amendment to the Company's bylaws attached hereto as Exhibit T3B-2, on the date the Company delivers the New Notes after final court approval of the restructuring plan (the "Effective Date"), it will issue up to 208,276,160 new Class C shares of common stock ("Class C shares"), convertible at the option of the holder into one Class D share of common stock ("Class D shares"), per each Class
         C share. Holders of Class C shares will be entitled to elect three of the nine members of the Board of Directors for so long as the Class C shares represent 30% or more of the Company's relevant capital. If such percentage is less than 30% but equal or greater than 20%, holders of Class C shares will be entitled to elect two directors and if such percentage is less than 20% but equal or greater than 11.11%, holders of Class C shares will be entitled to elect one director. After the issuance of Class D shares, the Board of Directors will have ten members and holders of Class D shares will be entitled to elect three directors for so long as the Class D shares represent 30% or more of the Company's relevant capital. If such percentage is less than 30% but equal or greater than 20%, holders of Class D shares will be entitled to elect two directors and if such percentage is less than 20% holders of Class D shares will be entitled to elect one director. To the extent that the Class A shares represent 50% or more of the Company's total voting capital, the number of directors elected by the holders of Class C and Class D shares shall not exceed four. If the Class A shares represent less than 50% of the Company's total voting capital and the Class D shares increase their percentage in the Company's total voting capital by 11.11% or more, holders of Class D shares will be entitled to elect one additional director for each 11.11% increase in the Company's total voting capital represented by the Class D shares.

         For so long as Class C shares represent at least 15% of the Company's relevant capital, decisions regarding certain matters shall not be validly taken if at least one (where there are one or two directors appointed by holders of Class C shares) or two (where there are three directors appointed by holders of Class C shares) directors appointed by holders of Class C shares, or the majority of the holders of Class C shares attending a shareholders' meeting, oppose such decision at a meeting of the Board of Directors or the Company's shareholders, as the case may be.

         For so long as Class C shares represent at least 5% of the Company's relevant capital, holders of Class C shares will be entitled to appoint one syndic in a supervisory committee of three syndics. To the extent that Class C shares represent less than 5% of the Company's relevant capital, holders of Class D shares will be entitled to appoint a syndic instead, provided that Class D shares represent at least 5% of the Company's relevant capital. If holders of Class C shares and Class D shares each hold less than 5% of the Company's relevant capital, holders of Class B shares will be entitled to appoint the syndic that holders of Class C shares or Class D shares, as applicable, would have appointed. See Item 7.b. for "Voting Rights" of each respective class of shares.

         Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the voting securities of the Company as of the Effective
         Date:


                Name and Complete             Title of                                       Percentage of Voting
                 Mailing Address             Class Owned               Amount Owned            Securities Owned

         --------------------------------------------------------------------------------------------------------
         Grupo Clarin S.A.                Class A shares               202,963,617
                                                                                                   N.A.*
         --------------------------------------------------------------------------------------------------------
         Grupo Clarin S.A.                Class B shares               168,671,486                 N.A.*

         --------------------------------------------------------------------------------------------------------
         Holders of Existing Debt         Class C shares                  N.A.*                    N.A.*
         receiving Class C shares
         to be registered with the
         Caja de Valores in
         Argentina.*
         --------------------------------------------------------------------------------------------------------
         * The number of Class C shares distributed will not be known until the conclusion of the restructuring process. The Company will not be able to determine until that time whether any one holder of Class C shares will own 10% or more of the voting securities of the Company.

                                  UNDERWRITERS

6.       Underwriters.

         (a) The following entities entered into a purchase agreement dated August 23, 2001, in connection with the issuance of the Company's Series J Floating Rate Notes due 2003:

             BankBoston Trust Company Limited: 100 Federal Street, Mail Stop 01/13/06, Boston, MA 02110

             Credit Suisse First Boston, London Branch: Five Cabot Square, London E14 4QR

             Deutsche Bank AG New York Branch: 130 Liberty Street, New York, NY 10016

             Citibank, N.A., International Banking Facility: 399 Park Avenue, New York, NY 10043

             Credit Lyonnais New York Branch: 1301 Avenue of the Americas, New York, NY 10019-6022

             Toronto Dominion (Texas), Inc.: 909 Fannin, Suite 1700, Houston, TX 77010

             Banco de la Nacion Argentina, New York Branch: 299 Park Avenue New York, NY 10171

         (b) No person is acting or proposes to act as an underwriter with respect to the New Notes to be delivered in reliance on the exemption from registration in Section 3(a)(9) of the Securities Act. J.P. Morgan Securities, Inc. acted as dealer manager in connection with the solicitation of consents by the Company to a pre-packaged debt restructuring plan governed by Argentine law, as further described in
         (2) above. The Company believes the offering of new securities in the solicitation was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. The address for J.P. Morgan Securities Inc. is: 270 Park Avenue, 7th Floor, New York, NY 10017.

                               CAPITAL SECURITIES

7.       Capitalization.

         (a) The following table sets forth information with respect to each authorized class of securities of the Company as of the date of this application:

                  (i) Debt Securities:

     Existing Notes
     ---------------------------------------------------------------------------
             Title of Class           Amount Authorized      Amount Outstanding
     ---------------------------------------------------------------------------
     9 1/4% Notes due 2002              U.S.$125 million      U.S.$96.7 million
     ---------------------------------------------------------------------------
     10 1/2% Notes due 2007             U.S.$125 million      U.S.$98.8 million
     ---------------------------------------------------------------------------
     13.125% Series E Notes
     due 2009                           U.S.$175 million      U.S.$130.8 million
     ---------------------------------------------------------------------------
     Series C 10 1/2% Notes due 2018    U.S.$150 million      U.S.$37.6 million
     ---------------------------------------------------------------------------
     Series J Floating Rate Notes
     due 2003                           U.S.$144 million      U.S.$144 million
     ---------------------------------------------------------------------------

              (ii) Equity Securities:

             Title of Class           Amount Authorized     Amount Outstanding
     ---------------------------------------------------------------------------
     Class A shares                     202,963,617             54.6137%
     ---------------------------------------------------------------------------
     Class B shares                     168,671,486*            45.3863%
     ---------------------------------------------------------------------------
     Class C shares                     208,276,160                 0
     ---------------------------------------------------------------------------
     Class D shares                     208,276,160                 0
     ---------------------------------------------------------------------------
     * Grupo Clarin S.A. holdings listed include 118,150,3 Class B shares held by Arte Grafico Editorial Argentino S.A., a sociedad anomina wholly-owned by Grupo Clarin S.A.

         (b) Voting Rights.

                  Holders of the Company's Class A shares are entitled to five votes per share on all matters submitted to a vote of the shareholders. Holders of Class B shares are entitled, and holders of Class C shares and Class D shares, when issued, will be entitled, to one vote per share on all matters submitted to a vote of the shareholders.


                              INDENTURE SECURITIES

8.       Analysis of indenture provisions.

                  The following is a general description of certain provisions of the base indenture related to the New Notes (the "Base Indenture"), the first supplemental indenture related to the 10-Year Notes (the "First Supplemental Indenture") and the second supplemental indenture related to the 7-Year Notes (the "Second Supplemental Indenture", and together with the Base Indenture and the First Supplemental Indenture, the "New Indentures"), forms of each filed as Exhibit T3C hereto. The description is qualified in its entirety by reference to the New Indentures. Unless otherwise noted, capitalized terms used below and not defined herein have the meanings given to such terms in the New Indentures.

         (A) EVENTS OF DEFAULT.

                  The following is a summary list of "Events of Default" under the New Indentures. Capitalized not defined herein have the meanings given to such terms in the New Indentures:

                  (a)      failure to pay principal;

                  (b)      failure to pay interest or Additional Amounts;

                  (c)      failure to perform or comply with certain covenants;

                  (d) the occurrence of an event of default with respect to any issue or issues of Indebtedness having an outstanding principal amount of U.S.$5 million or more (or its equivalent in other currencies) in the aggregate of the Company or any Significant Subsidiary;

                  (e) one or more final judgments, orders or binding arbitration awards, for the payment of money in excess of U.S.$5 million (or its equivalent in other currencies);

                  (f) the condemnation, nationalization, seizure or other expropriation of all or any substantial portion of the assets or property of the Company or any Significant Subsidiary by any government or governmental authority;

                  (g) the declaration by the Argentine Government of a general suspension of payment or a moratorium on the payment of debt of the Company;

                  (h) the declaration of insolvency or bankruptcy of the Company or any Significant Subsidiary by a court of competent jurisdiction;

                  (i) the making of an order or decree for relief against the Company or a Significant Subsidiary under any applicable bankruptcy law, or for the winding-up or dissolution of the Company or any Significant Subsidiary; or

                  (j) it becomes unlawful for the Company to perform or comply with any one or more of its obligations under any of the 7-Year Notes and the Second Supplemental Indenture or the 10-Year Notes and the First Supplemental Indenture.

                  The New Indentures will require certain certifications by officers of the Company with respect to the occurrence of any Default or Event of Default.

         (B)      AUTHENTICATION AND DELIVERY.

                  At any time and from time to time after the execution and delivery of the New Indentures, the Company may deliver the New Notes executed by the Company to the Trustee for authentication, together with the applicable documents referred to in the Base Indenture to be dated on or about the date on which the restructuring plan is approved by a competent Argentine appellate court, and the Trustee shall thereafter authenticate and deliver such New Notes to or upon the order of the Company (specified in the Company Order referred to in the Base Indenture) or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Company Order.

                  There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Notes because the New Notes will be issued in partial exchange for Existing Debt pursuant to the restructuring plan.

         (C)      RELEASE OF PROPERTY SUBJECT TO LIEN.

                  Not applicable.

         (D)      SATISFACTION AND DISCHARGE; COVENANT DEFEASANCE.

                  Under the terms of the New Indentures, the Company may at its option by a resolution of the Board of Directors, at any time, upon the satisfaction of certain conditions described in the New Indentures, elect to be discharged from its obligations with respect to outstanding New Notes ("defeasance"). In general, upon a defeasance, the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding New Notes and to have satisfied all of its obligations under such New Notes except for (i) the rights of Holders of such New Notes and any related coupons to receive, solely from the trust fund established for such purposes, payments in respect of the principal of, premium, if any, on and interest on such New Notes when such payments are due, (ii) certain provisions relating to ownership, registration and transfer of the New Notes, (iii) certain provisions relating to the mutilation, destruction, loss or theft of the New Notes, (iv) the Company's obligations to effect a registered exchange offer or a private exchange offer, (v) the covenant relating to the maintenance of an office or agency in Buenos Aires and The City of New York and (vi) certain provisions relating to the rights, powers, trusts duties and immunities of the Trustee.

                  In addition, the Company may at its option by Board Resolution, at any time, upon the satisfaction of certain conditions described below, elect to be released from certain covenants described in the New Indentures ("covenant defeasance"). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant will not be deemed to be an Event of Default under the New Indentures.

          (E)     EVIDENCE OF COMPLIANCE WITH COVENANTS.

                  The Company covenants to deliver to the Trustee:

                  (a) (i) annual consolidated financial statements with a report from a major internationally recognized independent public accountant with respect to such year within 180 days after the end of the fiscal year and (ii) quarterly consolidated financial statements within 60 days after the end of each of the first three fiscal quarters;

                  (b) such additional information as the Company has filed with any regulatory authority with jurisdiction over the Company within ten business days of the filing thereof;

                  (c) written notice of the occurrence of any Default or Event of Default within ten Business Days of the Company becoming aware of any such Default or Event of Default, which notice shall be signed by the CEO, CFO or the chief accounting officer of the Company; and

                  (d) written certification, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Subsidiaries, and of the Company's and its Subsidiaries' performance under the New Indentures, and that the Company has, to the best of their knowledge, fulfilled all obligations under the New Indentures, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof.

                  Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants under the New Indentures (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

9.       Other obligors.

         Not applicable.

Contents of application for qualification.

         This application for qualification comprises:

         (a)      Pages numbered one to nine, consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of Law Debenture Trust Company of New York, as Trustee under the New Indentures to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

                  (i) Exhibit T3A. - The information required under Exhibit T3A is contained in the bylaws attached hereto as Exhibit T3B;

                  (ii) Exhibit T3B-1. - A copy of the existing bylaws (estatutos) of the Company dated January 11, 2000, May 8, 2001, and February 13, 2003 (English translations) (incorporated by reference to Exhibits 1.1, 1.2 and 1.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2002);

                  (iii) Exhibit T3B-2. - A copy of the amendment to the Company bylaws (English translation) to become effective on the Effective Date;

                  (iv) Exhibit T3C. - A copy of each of the Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture;

                  (v)      Exhibit T3D. - Not applicable;

                  (vi)     Exhibit T3E. - Not applicable; and

                  (vii) Exhibit T3F. - Cross reference sheet showing the location in the New Indentures of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Multicanal S.A., a sociedad anonima organized and existing under the laws of the Republic of Argentina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Buenos Aires, and the Republic of Argentina, on the 30th day of July, 2004.

                                            Multicanal S.A.


                                            By:  /s/ Adrian Meszaros
                                                 ------------------------------
                                                 Name:  Adrian Meszaros
                                                 Title: Chief Financial Officer